UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 12, 2025, titled “ParaZero DefendAir Impresses German Bundesländer Police Leadership in Live Demonstration Organized by The Israeli Ministry of Defense.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero DefendAir Impresses German Bundesländer Police Leadership in Live Demonstration Organized by The Israeli Ministry of Defense.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: December 15, 2025	By:	/s/ Ariel Alon
		Name:	Ariel Alon
		Title:	Chief Executive Officer

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